Exhibit 100.2

NICE Contact Center Customers Win Four Industry Awards

The ECCCA results highlight the role of NICE solutions in providing operational effectiveness, market-
leading innovation, and optimal customer experience

Hoboken, N.J., January 24, 2018 – NICE (Nasdaq:NICE) is pleased to announce that four of its contact center customers received four separate honors at the European Contact Centre and Customer Service Awards (ECCCSA) ceremony in London. The winners, along with the NICE solutions they implemented, were recognized for outstanding successes in the categories of Operational Effectiveness, Innovation and Technology, and Customer Experience.

Over 1,100 guests attended the 17th annual ECCCSA ceremony, with entries from a record 17 countries all across Europe. Highly regarded for its robust judging process, and as the largest and longest running award series of its kind, the ECCCSAs “recognize organizations that are leading the way in delivering exceptional service to the customer” in the customer contact center industry, according to the organizers.

EE Ltd., the largest and most advanced digital communications company in the United Kingdom, was also recognized for “Most Effective Improvement Strategy”, receiving the Bronze Award. The company adopted NICE’s best-in-class solutions to unify workflow processes, integrating robust tools for sophisticated customer interaction analytics.

In addition, EE also won the Bronze Award for the “Best Voice of Customer Initiative”, which goes to organizations that “successfully implemented a robust model for collecting and analyzing Voice of the Customer data.” With the refined insight NICE Analytics provide into customer interactions, EE agents and their team leaders were able to effectively preempt serious customer complaints at an ever earlier stage and increase operational compliance.

Another NICE customer, Garanti Bank, was similarly recognized, receiving a Highly Commended certificate from the ECCCSA judges for “Best Voice of Customer Initiative”.

Finally, the Bronze Award for “Best Innovation in Customer Service” went to akinika Debt Recovery Ltd. With this award, ECCCSA “recognizes innovative new ideas and developments that have enabled organizations to meet the needs of their customers more effectively.” As part of a strategy to improve service and customer satisfaction, akinika adopted NICE Nexidia Analytics to provide in-depth feedback and guidance for its frontline agents through a unique, in-house quality assurance framework.

“Winning an ECCCSA this year was not easy,” according to Ann-Marie Stagg, Chair of Judges for ECCCSA. “The robust face-to-face judging process was carried out by judges who are very experienced and recognized across our industry. And each entry was judged through a two-stage process, which included both panel presentations and site judging visits.”

John O’Hara, President NICE EMEA:
“We are very pleased to learn that our clients have received the well-earned ECCCSAs. The organizations using our market-leading contact center solutions, as recognized in the awards process, have enjoyed efficiency gains, improved their customer experience, and made better business decisions thanks to maximum data capture and deep-dive analytics. These results clearly demonstrate the advantages of partnering with a leader in the industry like NICE, which is able to ensure actionability across all aspects of workforce performance, as we reinvent customer service to the benefit of our clients.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek + 201 561 4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.